Exhibit 12

Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

For the Six Months Ended June 30, 2016
Earnings before income taxes	$4,417

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(267)
Fixed charges	394
Interest capitalized, net of amortization	7
Earnings available for fixed charges	$4,551

Fixed charges:
Interest incurred (1)	$386
Portion of rent expense deemed to represent interest factor	8
Fixed charges	$394

Ratio of earnings to fixed charges	11.6

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings before income taxes	$8,078	$7,774	$6,942	$6,477	$5,582

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(755)	(1,011)	(993)	(1,229)	(741)
Dividends from less than 50% owned affiliates	495	459	443	404	374
Fixed charges	821	879	1,104	1,165	1,254
Interest capitalized, net of amortization	14	6	(7)	(4)	(2)
Earnings available for fixed charges	$8,653	$8,107	$7,489	$6,813	$6,467

Fixed charges:
Interest incurred (1)	$805	$861	$1,087	$1,148	$1,233
Portion of rent expense deemed to represent interest factor	16	18	17	17	21
Fixed charges	$821	$879	$1,104	$1,165	$1,254

Ratio of earnings to fixed charges	10.5	9.2	6.8	5.8	5.2

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

2